[redacted]

09042343

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 1 2009
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EKN FINANCIAL SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 CROSSWAYS PARK DRIVE
(No. and Street)

WOODBURY (City) NY (State) 11797 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE ZELIN 516-396-1234 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & HYMOWITZ, LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVENUE SUITE 420 (Address) GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
APR -1 2009
SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY OTTIMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EKN FINANCIAL SERVICES INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD R BORGNER
Notary Public - State of New York
NO. 01BO6090162
Qualified in Nassau County
My Commission Expires 4/7/2011

Signature

CEO.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EKN FINANCIAL SERVICES INC.

FINANCIAL STATEMENTS
AND SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2008

with

INDEPENDENT AUDITORS' REPORT AND
REPORT ON INTERNAL CONTROL

EKN FINANCIAL SERVICES INC.

For the year ended December 31, 2008

CONTENTS

	Page
Independent Auditors' Report	1
Financial statements:	
Statement of financial condition	2
Statement of operations	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 - 11
Supplemental information:	
Computation of net capital and aggregate indebtedness	12
Computation of determination of reserve requirements pursuant to Rule 15c3-3	13
Reconciliation of the computation of net capital under rule 15c3-1	14
Subordinated to claims of creditors	15

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
EKN Financial Services Inc.

We have audited the accompanying statement of financial condition of EKN Financial Services Inc. as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EKN Financial Services Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

March 27, 2009

EKN FINANCIAL SERVICES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

	Allowable	Non-Allowable	Total
Cash in bank	$ 119,401	$ -	$ 119,401
Receivables from broker or dealers			
a. Clearance accounts	347,983	-	347,983
Securities owned at market value	7,011	-	7,011
Securities not readily marketable	-	2,679	2,679
Advances	-	396,878	396,878
Prepaid expenses	-	48,803	48,803
Investments	-	5,250	5,250
Demand loan receivable - officers	-	100,000	100,000
Cash value - life insurance	254,532	-	254,532
Total assets	$ 728,927	$ 553,610	$ 1,282,537

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Bank loans payable	$ 220,668	$ -	$ 220,668
Notes and accounts payable, taxes and accrued expenses payable	316,734	-	316,734
Accrued commissions	13,139	-	13,139
Securities sold - not yet purchased at market value	-	40,360	40,360
Subordinated liabilities	-	616,000	616,000
Subordinated liabilities not qualified	50,000	-	50,000
Total liabilities	$ 600,541	$ 656,360	1,256,901
Commitments and Contingencies			
Stockholders' Equity:			
Common stock - $.01 par value; authorized 1,000 shares issued and outstanding 100 shares			1
Additional paid-in capital			3,423,357
Deficit			(3,397,722)
Total stockholders' equity			25,636
Total liabilities and stockholders' equity			$ 1,282,537

The accompanying notes are an integral part of these statements

EKN FINANCIAL SERVICES INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2008

Revenues:		
Commission income	$ 5,194,061	
Trading and investment gains	1,112,735	
Consulting income	194,880	
Other income	537,972	
Interest income	187,666	
Total revenues		$ 7,227,314
Expenses:		
Commissions	3,625,109	
Salaries and related payroll taxes	1,614,864	
Arbitrations	276,963	
Professional fees	585,409	
Employee reimbursements	132,833	
Travel and entertainment	155,952	
Telephone	97,067	
Dues, regulatory and registration expenses	108,163	
Other administrative expenses	57,427	
Clearance and execution costs	435,237	
Maintenance and repairs	27,646	
Marketing and advertising	3,057	
Office expense	98,944	
Insurance	297,414	
Interest and bank charges	72,904	
Equipment rental	60,475	
Auto expense	74,142	
Rent	343,059	
Utilities	45,456	
Bad debt	46,944	
Total expenses		8,159,065
(Loss) before provision for income taxes		(931,751)
Income tax expense		-
Net (Loss)		$ (931,751)

The accompanying notes are an integral part of these statements

EKN FINANCIAL SERVICES INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2008

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2008	1,000	$ 1	$ 3,073,470	$ (2,465,971)	$ 607,500
Cash contributions	-	-	349,887	-	349,887
Net (loss)	-	-	-	(931,751)	(931,751)
Balance December 31, 2008	1,000	$ 1	$ 3,423,357	$ (3,397,722)	$ 25,636

The accompanying notes are an integral part of these statements

EKN FINANCIAL SERVICES INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

Cash Flows from Operating Activities:	
Net (loss)	$ (931,751)
Adjustments to reconcile net (loss) to net cash	
(used in) operating activities:	
(Increase) Decrease in Operating Assets:	
Receivables from brokers and dealers	145,165
Securities owned at market value	95,287
Securities not readily marketable	61,862
Prepaid expenses	54,907
Advances	200,388
Investments	46,144
Cash value - life insurance	(3,142)
Increase (Decrease) in Operating Liabilities:	-
Securities sold not yet purchased	(51,768)
Accounts payable and accruals	68,737
Accrued commissions	(132,619)
Total adjustments	484,961
Net cash (used in) operating activities	(446,790)
Cash Flows from Financing Activities:	
Increase in subordinated debt	50,000
Proceeds from bank loans	-
Bank loan repayments	(25,360)
Contributed capital-shareholder	349,887
Net cash provided by financing activities	374,527
Net (decrease) in cash	(72,263)
Cash - beginning of year	191,664
Cash - end of year	$ 119,401
Supplemental Disclosures:	
Interest paid	$ 59,177

The accompanying notes are an integral part of these statements

Note 1 - Description of Business:

EKN Financial Services Inc. (EKN) was organized on August 1, 2001. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

Note 2 - Summary of Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a trade date basis.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment:

Property and equipment are reflected at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Maintenance and repairs, which neither materially add to nor appreciably prolong the life of the property, are charged to expense as they are incurred. Gains or losses on dispositions of property and equipment, as applicable, are included in income or expense.

Note 2 - Summary of Significant Accounting Policies (Continued):

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Recent Accounting Pronouncements:

Management has determined that there are no recent Financial Accounting Standards Board pronouncements that have been issued that would have a material impact on the corporation's accounting disclosures.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2008 and received in January 2009. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2008, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2008 settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 347,983	$ 0
	$ 347,983	$ 0

Note 4 – Property and Equipment:

Property and equipment consists of the following:

		Years
Furniture and equipment	$ 69,547	5 – 7
Leasehold improvements	145,913	36
Total	215,460	
Less: accumulated depreciation and amortization	215,460	
	$ -	

Note 5 - Income Taxes:

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

Deferred tax asset	
Net operating loss carryforward	$ 1,070,386
Less: valuation allowance	(1,070,386)
Net deferred tax asset	$ -
Deferred tax liability	$ -

The deferred income tax balances were comprised of the following

	For the year ended December 31, 2008
Income tax expense:	
Current tax:	
Federal	$ -
State	-
	-
Deferred:	
Federal	$ 311,758
State	53,444
Total	$ 365,202
Less: valuation allowance	(365,202)
Net deferred tax asset	$ -

Note 5 - Income Taxes (Continued):

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Because of the historical earnings history of the Company, the net deferred tax assets have been fully offset by a 100% valuation allowance.

Note 6 - Securities not Readily Marketable:

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 7 - Securities Owned, and Sold, Not Yet Purchased:

Marketable securities owned, and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$7,011	$ 0
Municipal bonds	0	40,360
Options	0	0
	$7,011	$40,360

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 8 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2008, the Company's regulatory net capital was $83,947, which was $16,053 below the minimum required.

On December 31, 2008, the Company obtained a $50,000 subordinated loan but which was not approved by FINRA until January 23, 2009. In addition, the Company received the first payment in the amount of $99,983 pursuant to the settlement obtained by the Company (EKN vs. Empire) in an arbitration matter. (See Note 9.)

Note 9 – Commitments and Contingencies:

On or about November 11, 2008 an NASD arbitration panel awarded damages to the Company in the amount of $772,000 in full settlement of the EKN vs. Empire arbitration. The terms of the agreement called for $99,983 as a down payment on December 31, 2008 (received January 2, 2009) and seventy five thousand ($75,000) dollars on January 30, 2009. Subsequently payment of this balance will commence March 2009 - fifty percent of the revenue derived by Empire from those accounts stipulated in the agreement. To date, the Company has only received the down payment and the seventy five thousand dollars.

The Company has been named in several arbitrations pending before the FINRA Dispute Resolution Office. The Company has responded denying any liability in all cases and has requested hearings. These hearing are scheduled for late April through June 2009. Counsel for the Company has advised that the outcome of these hearings cannot be predicted.

In September 2005, the Securities and Exchange Commission (SEC) filed a complaint against the Company and its Chief Executive Officer and a consultant to the Company in Federal District court for the Eastern District of New York, alleging violations of certain sections of securities acts and securities exchange acts. These alleged violations were in connection with short-term buying and selling of mutual fund shares. The complaint seeks to permanently enjoin the defendants from violating those securities statutes, and direct the payment of a civil penalty and disgorgement of ill-gotten gains. During the year 2007, discovery was concluded and the plaintiff has made a motion for summary judgment. The motion has not yet been submitted to the court for a determination and no date for trial has been set. The Company is currently exploring with plaintiff whether it is possible to resolve the parties' differences without further litigation. However, counsel has advised that it cannot be predicted whether they will be able to do so.

The Company was also the subject of an inquiry initiated by the NASD in the summer of 2004 concerning whether certain NASD and SEC statutes and rules were violated in connection with record keeping, registration of an individual, participation in various PIPE transactions and a private placement. On or about September 18, 2006, the Company executed an acceptance, waiver and consent (AWC) with regards to the matter, which the NASD accepted on or about November 2006. The settlement requires the Company to pay a fine of $200,000, which the Company is paying in monthly installments between 24 and 48 months with interest at the rate of 11.25%. As of December 31, 2008, the balance due to the NASD amounted to $100,150.

Supplemental Information

EKN FINANCIAL SERVICES INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2008

Net Capital

Total ownership equity from statement of financial condition	$ 25,636
Add	
a) liabilities subordinated to claims of general creditors allowable in computation of net capital	616,000
Total	641,636
Deductions and/or charges	
a) total non-allowable assets from statement of financial condition	553,610
Net capital before adjustments for haircuts on securities positions and undue concentration	88,026
Adjustments	
Haircut on securities	(4,079)
Undue concentration	-
Total adjustments	(4,079)
Net capital	$ 83,947
Minimum net capital	$ 100,000
Excess (deficit) net capital	$ (16,053)
Aggregate indebtedness	$ 600,541
Percentage of aggregate indebtedness to net capital (600,541 ÷ 83,947)	715.4%

See accountant's report.

EKN FINANCIAL SERVICES INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2008

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of EKN Financial Services Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2008.

See accountant's report.

EKN FINANCIAL SERVICES INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2008

Net capital per audited focus report	$	83,947
Net capital per unaudited focus report		90,140
Difference to be reconciled	$	(6,193)
Additional year end adjustments	$	6,193
Difference in haircut and undue concentration		-
	$	6,193

See accountant's report.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz LLP
Garden City, New York

March 27, 2009